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                             March 29, 2023

       Chang-Hyuk Kang
       Chief Executive Officer
       Hanryu Holdings, Inc.
       160, Yeouiseo-ro
       Yeongdeungpo-gu, Seoul
       Republic of Korea 07231

                                                        Re: Hanryu Holdings,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed March 21,
2023
                                                            File No. 333-269419

       Dear Chang-Hyuk Kang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Form S-1 filed on March 21, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Revenue, page 62

   1. Please revise to indicate the correct revenue amount in your discussion for the year ended
                                                        December 31, 2021 of
$480,224, not $408,821.
       Consolidated Balance Sheets, page F-4

   2. Please revise to reflect the amount associated with the common stock outstanding as of
                                                        December 31, 2021 on
the appropriate line.
 Chang-Hyuk Kang
Hanryu Holdings, Inc.
March 29, 2023
Page 2
Notes to Consolidated Financial Statements
Note 15 - Significant Non-Cash Transaction, page F-39

3. You disclose here that for the year ended December 31, 2022, investments of $1,578,158 were reduced by receiving non-trade receivables for the same aggregate value. Based on your disclosures in Note 9, it appears that the only investments sold during fiscal 2022 were the Setopia Bonds from which you received cash consideration of $696,621 and a non-trade receivable for $867,987. Please explain what investment sale the $710,171 non-
      trade receivable relates to and revise your disclosures in Note 9 (and elsewhere as necessary) to include a discussion of such transaction.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameChang-Hyuk Kang
                                                          Division of
Corporation Finance
Comapany NameHanryu Holdings, Inc.
                                                          Office of Technology
March 29, 2023 Page 2
cc:       Matthew Ogurick, Esq.
FirstName LastName